[redacted]

13013230

SEC Mail Processing Section
FEB 26 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rippe & Kingston Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann (513) 997-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13 KW 3/4

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rippe & Kingston Capital Advisors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and CEO

Title

Notary Public

JOYCE A. TABAR
Notary Public, State of Ohio
My Commission Expires 05-20-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035572 FINRA dec

Rippe & Kingston Capital Advisors, Inc.
1077 Celestial St.
Cincinnati, OH 45202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald J. Feldmann 513-977-4592

2. A. General Assessment (item 2e from page 2) $3543

B. Less payment made with SIPC-6 filed (exclude interest) (789)
8/15/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,754

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,754

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,754

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rippe & Kingston Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President and CEO
(Title)

Dated the 21st day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,417,160
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,417,160
2e. General Assessment @ .0025	$ 3,543

(to page 1, line 2.A.)

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012
with

INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS

Flynn & Company
CPAs & Business Consultants

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Rippe & Kingston Capital Advisors, Inc. (the Company), a wholly-owned subsidiary of Rippe & Kingston CO PSC, as of December 31, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rippe & Kingston Capital Advisors, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

January 25, 2013

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 68,517
Fees receivable, net of allowance for doubtful accounts of $14,337	-
Prepaid expenses	2,489
	$ 71,006
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Other accrued liabilities	$ 36,078
Income taxes payable to affiliate	1,293
Total current liabilities	37,371
SHAREHOLDER'S EQUITY:	
Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	38,500
Accumulated deficit	(6,365)
Total shareholder's equity	33,635
Total liabilities and shareholder's equity	$ 71,006

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2012

REVENUES:	
Investment banking fees	$ 1,417,155
Interest and other income	4
Total revenues	1,417,159
EXPENSES:	
Salaries	441,359
Direct costs related to investment banking revenue	283,585
Employee benefits	38,215
Other operating expense	38,117
Payroll taxes	16,750
Practice development	16,398
Management fee paid to affiliate	12,000
Occupancy and maintenance	6,442
Insurance	1,894
Publications	1,561
Total expenses	856,321
Income before income tax expense	560,838
INCOME TAX EXPENSE	196,293
Net income	$ 364,545

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2012

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
BALANCE, December 31, 2011	300	$ 1,500	$ 151,450	($ 98,860)	$ 54,090
Contributions	-	-	15,000	-	15,000
Distributions to shareholder	-	-	(127,950)	(272,050)	(400,000)
Net income	-	-	-	364,545	364,545
BALANCE, December 31, 2012	300	$ 1,500	$ 38,500	($ 6,365)	$ 33,635

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 364,545
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets - (increase) decrease:	
Fees receivable	12,189
Increase in prepaid expenses	(870)
Change in liabilities - increase (decrease):	
Accrued liabilities	17,007
Income taxes payable to affiliate	(31,287)
Net cash provided by operating activities	361,584
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net reduction in additional paid-in capital	(112,950)
Distributions to shareholder	(272,050)
Net cash used in financing activities	(385,000)
Net decrease in cash	(23,416)
CASH AND CASH EQUIVALENTS:	
Beginning of year	91,933
End of year	$ 68,517

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business - Rippe & Kingston Capital Advisors, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rippe & Kingston CO PSC (R&K).

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that rule.

Basis of Presentation - The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow are described below to enhance the usefulness of the financial statements to the reader.

Cash and Cash Equivalents - For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2012, the allowance for doubtful accounts was $14,337.

Revenue Recognition - Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Net Capital Requirements - The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $31,146, which was $26,146 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.1999 to 1 at December 31, 2012.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes - The Company is included in R&K's consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events, other than enactments of changes in the tax law or rates, are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will be realized.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

Subsequent Events - Subsequent events have been evaluated through January 25, 2013, the date the financial statements were available to be issued.

2. **CONCENTRATIONS OF CREDIT RISK**

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

3. **INCOME TAXES**

During 2012, the Company recorded the following income tax expense:

Federal	$196,293
State and local	-
	$196,293

The income taxes payable to affiliate reflected on the statement of financial condition is net of payments made to R&K during 2012. The Company paid $ 195,000 in income tax related payments to R&K during 2012.

There were no deferred tax assets, deferred tax liabilities at December 31, 2012, nor deferred components of income tax expense for the year then ended.

4. **RELATED PARTY**

The Company is a wholly-owned subsidiary of Rippe & Kingston CO PSC, which provides management and business services to the Company, including financial, executive personnel, corporate development and limited legal services. Rippe & Kingston CO PSC, along with the management fee, charges occupancy expense to the Company. Included in the accompanying statement of income of the Company, are management fees and occupancy expenses totaling $19,750 for the year ended December 31, 2012.

5. **401(k) RETIREMENT SAVINGS PLAN**

The Company has a 401(k) retirement savings plan (the Plan) covering substantially all employees. Employees may contribute a portion of their compensation, not to exceed the maximum allowed by the Internal Revenue Service, as a before-tax deduction. The Company matches 25 percent of each participant's first five percent of employee compensation contributed. The charge to the accompanying statement of income under the Plan for the year ended December 31, 2012 amounted to $2,084.

6. **FAIR VALUE MEASUREMENTS**

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active

6. **FAIR VALUE MEASUREMENTS** (Continued)

markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the overall fair value measurement.

SUPPLEMENTARY INFORMATION

Flynn & Company
CPAs & Business Consultants

The Board of Directors
Rippe & Kingston Capital Advisors, Inc.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

We have audited the financial statements of Rippe & Kingston Capital Advisors, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated January 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Flynn & Company, Inc.

January 25, 2012

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

SCHEDULE I

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2012

	Unaudited Amounts Per December 31 FOCUS Report
NET CAPITAL:	
Shareholder's equity	$33,635
Nonallowable assets	(2,489)
Net capital	31,146
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$26,146
Aggregate indebtedness	$37,371
Ratio of aggregate indebtedness to net capital	1.999 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in the Rippe & Kingston Capital Advisors, Inc.'s unaudited FOCUS Report as of December 31, 2012. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2012

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3-" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Flynn& Company
CPAs & Business Consultants

The Board of Directors
Rippe & Kingston Capital Advisors, Inc.

Independent Auditor's Report on Internal Control Required
by Rule 17a-5(g)(1) of the Securities and Exchange Commission

In planning and performing our audit of the financial statements and supplementary schedules of Rippe & Kingston Capital Advisors, Inc. (the Company), a wholly-owned subsidiary of Rippe & Kingston CO PSC, as of and for the year ended December 31, 2012, in accordance with the audit standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as basis for designing our auditing procedures for the purpose of expressing a opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any other than these specified parties.

Flynn & Company, Inc.

January 25, 2013